02022506

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

SEC FILE NO.
8-48380

RECEIVED APR 08 2002 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. RICA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1630 OAKLAND ROAD, SUITE A208
(No and Street)

SAN JOSE (city) CALIFORNIA (State) 95131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINH NGUYEN (408) 929-2234
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **VINH NGUYEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. RICA FINANCIAL, INC.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

J. D. PATEL
COMM. # 1206908
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Jan 3, 2003

Signature

PRESIDENT
Title

SUBSCRIBED AND SWORN BEFORE ME

STATE OF CALIFORNIA
COUNTY OF SANTA CLARA
Date:- 3-27-02.

(J. D. Patel)
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
U.S. Rica Financial, Inc.
San Jose, California

We have audited the accompanying statement of financial condition of U.S. Rica Financial, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Rica Financial, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 6, 2002

U.S. Rica Financial, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents		$ 185,927
Deposits at clearing organization		51,763
Due from broker		94,969
Prepaid taxes		228
Other assets		26,594
Furniture and equipment, net of		
$63,045 accumulated depreciation		51,923
Total assets		$ 411,404

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 17,687
Due to broker		24,044
Note payable		18,386
Total liabilities		60,117
Stockholder's equity		
Common stock (no par value, 100,000 shares		
authorized, issued and outstanding)	$ 50,000	
Additional paid in capital	15,757	
Retained earnings	285,530	
Total stockholder's equity		351,287
Total liabilities and stockholder's equity		$ 411,404

See independent auditor's report and accompanying notes.

U.S. Rica Financial, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2001

Revenues	
Commissions and related fees	$ 1,050,324
Interest and dividend income	28,726
Other income	66,335
Total revenue	1,145,385
Expenses	
Clearing charges	461,338
Compensation	284,773
Professional fees	69,056
Advertising	55,375
Quote services	40,937
Rent	57,803
Depreciation	28,307
Insurance	23,551
Interest	1,665
Other operating expenses	150,082
Total expenses	1,172,887
Loss before income taxes	(27,502)
Income taxes	800
Net loss	$ (28,302)

See independent auditor's report and accompanying notes.

U.S. Rica Financial, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2000	$ 50,000	$ 15,757	$ 372,825	$ 438,582
Distributions to Stockholder			(58,993)	(58,993)
Net loss			(28,302)	(28,302)
December 31, 2001	$ 50,000	$ 15,757	$ 285,530	$ 351,287

See independent auditor's report and accompanying notes.

U.S. Rica Financial, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (28,302)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,307
(Increase) decrease in:	
Deposits at clearing organization	7,882
Securities owned, at market value	16,342
Due from broker	116,846
Commissions receivable	11,642
Prepaid taxes	(228)
Other assets	(1,834)
Increase (decrease) in:	
Accounts payable and accrued expenses	(11,836)
Due to broker	(7,732)
Securities sold, not yet purchased, at market value	(1,772)
Income taxes payable	(332)
Net cash provided (used) by operating activities	$ 128,983
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	$ (1,772)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on note payable	$ (5,457)
Distributions to stockholder	(50,000)
Net cash provided (used) by financing activities	$ (55,457)
Net increase (decrease) in cash and cash equivalents	$ 71,754
Cash and cash equivalents, December 31, 2000	114,173
Cash and cash equivalents, December 31, 2001	$ 185,927

See independent auditor's report and accompanying notes.

U.S. Rica Financial, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

NON-CASH INVESTING AND FINANCING ACTIVITIES		
Distributions of furniture and equipment	$	8,992
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$	1,360
Interest paid	$	1,665

See independent auditor's report and accompanying notes.

U.S. Rica Financial, Inc.

Notes to the Financial Statements

December 31, 2001

(1) Organization

U.S. Rica Financial, Inc. was incorporated in the State of California on May 2, 1995. The Company was approved for NASD membership on May 28, 1996. The purpose of the Corporation is to act as a broker dealer engaging in general securities activities primarily in Northern California. Securities transactions are cleared through U.S. Clearing, a division of Fleet Securities, Inc., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions

Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Furniture & Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line methods over the estimated useful life of the assets.

Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

U.S. Rica Financial, Inc.

Notes to the Financial Statements

December 31, 2001

(2) Summary of Significant Accounting Policies continued

Securities Owned & Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

(3) Income Taxes

The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and California individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the California franchise tax on S corporations of 1.5%. The California tax of $800 has been provided for.

(4) Lease Obligations

The Company leases office space in San Jose, California on a month to month basis at a rate of $2,776 per month.

U.S. Rica Financial, Inc.

Notes to the Financial Statements

December 31, 2001

(5) Deposits Held At Clearing Organization

Under the Company's clearing agreement, a minimum balance of $50,000 is required to be held at U.S. Clearing, the Company's clearing agent.

(6) Bank Line of Credit

The Company has a $50,000 unsecured line of credit bearing interest at the prime rate plus 2.625%. There were no borrowings on the line of credit at of December 31, 2001.

(7) Note Payable

Note payable to a financial institution, due May 25, 2004 payable in monthly installments of $645, including interest at 8.9%, secured by an automobile	$ 18,386

The note payable matures during the years ending December 31:

2002	$ 6,092
2003	$ 6,744
2004	$ 5,550
	$18,386

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2001, the Company's net capital was $270,779 which exceeded the requirement by $220,779.

(9) Risk Concentration

At December 31, 2001, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $95,996.

(10) Subsequent Event

During the year, the NASD came to a decision on a regulatory action against the Company. The case was appealed and the National Adjudicatory Council of the NASDR reversed the decision and ordered a new hearing on sanctions. The hearing was held on March 20, 2002. The Company's management and legal counsel are unable to make an evaluation on the outcome of the hearing.

(11) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTARY INFORMATION

U.S. Rica Financial, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:		
Total stockholder's equity qualified for net capital		$ 351,287
Less: Non-allowable assets		
Excess deposits at clearing organization	$ 1,763	
Other assets	26,822	
Furniture and equipment (net)	51,923	
Total non-allowable assets		80,508
Net capital		$ 270,779
Net minimum capital requirement of 6.67% of aggregate indebtedness of $60,117 or $50,000, whichever is greater		50,000
Excess net capital		$ 220,779

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2001	$ 278,782
Decrease in stockholder's equity	(240,628)
Decrease in non-allowable assets	232,625
Net capital per above computation	$ 270,779

U.S. Rica Financial, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (ii). All customer transactions are cleared through U.S. Clearing, a division of Fleet Securities, Inc., or otherwise processed in accordance with Rule 15c3-1 (a) (2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
U.S. Rica Financial, Inc.
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of U.S. Rica Financial, Inc. (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated March 6, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] & Associates

March 6, 2002

U.S. Rica Financial, Inc.

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

U.S. Rica Financial, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	9
Supplementary Information	
Schedule I: Computation of Net Capital Under Rule 15c3-1	14
Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	15
Independent Auditor's Report on Internal Control	16